

ANGLO
AMERICAN

Corp of South africa


03024407

Securities and Exchange Commission
450 Fifth Street, NW
Washington DC 20549
USA

Company Secretarial

Linda Norris
Company Secretarial Assistant

Direct Fax + 020 7698 8755
Direct Line + 020 7698 8753
e-mail lnorris@angloamerican.co.uk

SUPPL


SEC MAIL PROCESSING
RECEIVED
JUL 09 2003
WASH. D.C. 187 SECTION
PROCESSED
JUL 17 2003
THOMSON
FINANCIAL

27 June, 2003

Dear Sirs

Re: 12g3-2(b) Exemption for Anglo American plc
Exemption number 82 – 97

Pursuant to the provisions of Rule 12g3-2(b) promulgated under the Securities and Exchange Act of 1934, we are hereby furnishing information that Anglo American plc has made public announcements relating to:

- Press Release dated 16 May 2003 – Anglo American's Skorpion Zinc Mine in Namibia produces first metal.
- Press Release dated 21 May 2003 – Anglo American plc launches €1 billion bond offering.
- Notification of interests of directors and connected persons dated 6 June 2003.
- Notification of directors' interests dated 28 May 2003; 03 June 2003; 06 June 2003; 10 June 2003; 17 June 2003; 25 June 2003.
- Notifications concerning interests in ordinary shares dated 02 June 2003.
- Notification of listings dated 22 May 2003 and 24 June 2003.

Yours faithfully
For and on behalf of Anglo American plc

Linda Norris

Linda Norris
Company Secretarial Assistant
Enc - 5 copies

K:\Min\Compsec\SEC\announce let to SEC.doc

dlw 7/9



News Release

21 May 2003

Anglo American plc launches €1 billion bond offering

Anglo American plc announces that it has launched its inaugural euro-denominated benchmark bond offering, through Anglo American Capital plc. Barclays Capital, BNP Paribas, Dresdner Kleinwort Wasserstein and UBS Limited, are joint lead managers and bookrunners.

The 5 year bond was priced at 99.809, paying a coupon of 3.625% at 60 bps over midswaps.

The issue is guaranteed by Anglo American plc.

Proceeds are being used to repay existing bank borrowings.

Anglo American plc with its subsidiaries, joint ventures and associates is a global leader in the mining and natural resources sectors.

For further information, please contact:

Anglo American plc
Head of Investor Relations
Nick von Schirnding
Tel: +44 207 698 8540



News Release

21 May 2003

Anglo American plc launches €1 billion bond offering

Anglo American plc announces that it has launched its inaugural euro-denominated benchmark bond offering, through Anglo American Capital plc. Barclays Capital, BNP Paribas, Dresdner Kleinwort Wasserstein and UBS Limited, are joint lead managers and bookrunners.

The 5 year bond was priced at 99.809, paying a coupon of 3.625% at 60 bps over midswaps.

The issue is guaranteed by Anglo American plc.

Proceeds are being used to repay existing bank borrowings.

Anglo American plc with its subsidiaries, joint ventures and associates is a global leader in the mining and natural resources sectors.

For further information, please contact:

Anglo American plc
Head of Investor Relations
Nick von Schimding
Tel: +44 207 698 8540



News Release

21 May 2003

Anglo American plc launches €1 billion bond offering

Anglo American plc announces that it has launched its inaugural euro-denominated benchmark bond offering, through Anglo American Capital plc. Barclays Capital, BNP Paribas, Dresdner Kleinwort Wasserstein and UBS Limited, are joint lead managers and bookrunners.

The 5 year bond was priced at 99.809, paying a coupon of 3.625% at 60 bps over midswaps.

The issue is guaranteed by Anglo American plc.

Proceeds are being used to repay existing bank borrowings.

Anglo American plc with its subsidiaries, joint ventures and associates is a global leader in the mining and natural resources sectors.

For further information, please contact:

Anglo American plc
Head of Investor Relations
Nick von Schimding
Tel: +44 207 698 8540


ANGLO
AMERICAN

News Release

21 May 2003

Anglo American plc launches €1 billion bond offering

Anglo American plc announces that it has launched its inaugural euro-denominated benchmark bond offering, through Anglo American Capital plc. Barclays Capital, BNP Paribas, Dresdner Kleinwort Wasserstein and UBS Limited, are joint lead managers and bookrunners.

The 5 year bond was priced at 99.809, paying a coupon of 3.625% at 60 bps over midswaps.

The issue is guaranteed by Anglo American plc.

Proceeds are being used to repay existing bank borrowings.

Anglo American plc with its subsidiaries, joint ventures and associates is a global leader in the mining and natural resources sectors.

For further information, please contact:

Anglo American plc
Head of Investor Relations
Nick von Schirnding
Tel: +44 207 698 8540

Anglo American plc
20 Carlton House Terrace London SW1Y 5AN United Kingdom
Tel 44 (0)207 698 8888 Fax 44 (0)207 698 8500 corporate_affairs@angloamerican.co.uk
www.angloamerican.co.uk
Registered office as above. Incorporated in England and Wales under the Companies Act 1985. Registered Number 3564138



News Release

21 May 2003

Anglo American plc launches €1 billion bond offering

Anglo American plc announces that it has launched its inaugural euro-denominated benchmark bond offering, through Anglo American Capital plc. Barclays Capital, BNP Paribas, Dresdner Kleinwort Wasserstein and UBS Limited, are joint lead managers and bookrunners.

The 5 year bond was priced at 99.809, paying a coupon of 3.625% at 60 bps over midswaps.

The issue is guaranteed by Anglo American plc.

Proceeds are being used to repay existing bank borrowings.

Anglo American plc with its subsidiaries, joint ventures and associates is a global leader in the mining and natural resources sectors.

For further information, please contact:

Anglo American plc
Head of Investor Relations
Nick von Schirnding
Tel: +44 207 698 8540

Anglo American plc
20 Carlton House Terrace London SW1Y 5AN United Kingdom
Tel 44 (0)207 698 8888 Fax 44 (0)207 698 8500 corporate_affairs@angloamerican.co.uk
www.angloamerican.co.uk



News Release

16 May 2003

Anglo American's Skorpion zinc mine in Namibia produces first metal

Anglo American's wholly owned Skorpion zinc mine in Namibia has produced first metal. The US$454 million development of the Skorpion zinc mine and refinery in southern Namibia was announced in 2001 and has been completed within budget. The mine is expected to produce 150,000 tonnes per annum when it reaches full production. Skorpion will be one of the lowest cost zinc producers in the world.

Anglo American plc
20 Carlton House Terrace London SW1Y 5AN United Kingdom
Tel 44 (0)207 698 8888 Fax 44 (0)207 698 8500 corporate_affairs@angloamerican.co.uk
www.angloamerican.co.uk



News Release

16 May 2003

Anglo American's Skorpion zinc mine in Namibia produces first metal

Anglo American's wholly owned Skorpion zinc mine in Namibia has produced first metal. The US$454 million development of the Skorpion zinc mine and refinery in southern Namibia was announced in 2001 and has been completed within budget. The mine is expected to produce 150,000 tonnes per annum when it reaches full production. *Skorpion will be one of the lowest cost zinc producers in the world.*

Anglo American plc
20 Carlton House Terrace London SW1Y 5AN United Kingdom
Tel 44 (0)207 698 8888 Fax 44 (0)207 698 8500 corporate_affairs@angloamerican.co.uk
www.angloamerican.co.uk



News Release

16 May 2003

Anglo American's Skorpion zinc mine in Namibia produces first metal

Anglo American's wholly owned Skorpion zinc mine in Namibia has produced first metal. The US$454 million development of the Skorpion zinc mine and refinery in southern Namibia was announced in 2001 and has been completed within budget. The mine is expected to produce 150,000 tonnes per annum when it reaches full production. Skorpion will be one of the lowest cost zinc producers in the world.

Anglo American plc
20 Carlton House Terrace London SW1Y 5AN United Kingdom
Tel 44 (0)207 698 8888 Fax 44 (0)207 698 8500 corporate_affairs@angloamerican.co.uk
www.angloamerican.co.uk



News Release

16 May 2003

Anglo American's Skorpion zinc mine in Namibia produces first metal

Anglo American's wholly owned Skorpion zinc mine in Namibia has produced first metal. The US$454 million development of the Skorpion zinc mine and refinery in southern Namibia was announced in 2001 and has been completed within budget. The mine is expected to produce 150,000 tonnes per annum when it reaches full production. Skorpion will be one of the lowest cost zinc producers in the world.

Anglo American plc
20 Carlton House Terrace London SW1Y 5AN United Kingdom
Tel 44 (0)207 698 8888 Fax 44 (0)207 698 8500 corporate_affairs@angloamerican.co.uk
www.angloamerican.co.uk



News Release

16 May 2003

Anglo American's Skorpion zinc mine in Namibia produces first metal

Anglo American's wholly owned Skorpion zinc mine in Namibia has produced first metal. The US$454 million development of the Skorpion zinc mine and refinery in southern Namibia was announced in 2001 and has been completed within budget. The mine is expected to produce 150,000 tonnes per annum when it reaches full production. Skorpion will be one of the lowest cost zinc producers in the world.

Anglo American plc
20 Carlton House Terrace London SW1Y 5AN United Kingdom
Tel 44 (0)207 698 8888 Fax 44 (0)207 698 8500 corporate_affairs@angloamerican.co.uk
www.angloamerican.co.uk

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) Name of company

Anglo American plc

2) Name of director

Mr A J Trahar

3) Please state whether notification indicates that it is in respect of
holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

As 2) above

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

-

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

As 2) above

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Exercise of options and sale of resulting shares

7) Number of shares/amount of stock acquired

30,000

8) Percentage of issued class

-

9) Number of shares/amount of stock disposed

30,000

10) Percentage of issued class

-

11) Class of security

Ordinary shares of US$0.50 each

12) Price per share

Option Price = Rand 51.25 Selling Price = £10.02

13) Date of transaction

6 June 2003

14) Date company informed

6 June 2003

15) Total holding following this notification

151,936 shares (including interests on a conditional basis in 70,814 shares)

984,088 options (including interests on a conditional basis in 917,996 shares)

16) Total percentage holding of issued class following this notification

-

If a director has been granted options by the company please complete the following boxes

17) Date of grant

18) Period during which or date on which exercisable

19) Total amount paid (if any) for grant of the option

20) Description of shares or debentures involved: class, number

21) Exercise price (if fixed at time of grant) or indication that price

is to be fixed at time of exercise

22) Total number of shares or debentures over which options held following this notification

23) Name of contact and telephone number for queries

Mr N Jordan - tel. 020 7698 8750

25) Name and signature of authorised company official responsible for making this notification

Date of Notification..6 June 2003...................

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) Name of company

Anglo American plc

2) Name of director

Mr A J Trahar

3) Please state whether notification indicates that it is in respect of
holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

As 2) above

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

-

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

As 2) above

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Exercise of options and sale of resulting shares

7) Number of shares/amount of stock acquired

30,000

8) Percentage of issued class

-

9) Number of shares/amount of stock disposed

30,000

10) Percentage of issued class

-

11) Class of security

Ordinary shares of US$0.50 each

12) Price per share

Option Price = Rand 51.25 Selling Price = £10.02

13) Date of transaction

6 June 2003

14) Date company informed

6 June 2003

15) Total holding following this notification

151,936 shares (including interests on a conditional basis in 70,814 shares)

984,088 options (including interests on a conditional basis in 917,996 shares)

16) Total percentage holding of issued class following this notification

-

If a director has been granted options by the company please complete the following boxes

17) Date of grant

18) Period during which or date on which exercisable

19) Total amount paid (if any) for grant of the option

20) Description of shares or debentures involved: class, number

21) Exercise price (if fixed at time of grant) or indication that price

is to be fixed at time of exercise

22) Total number of shares or debentures over which options held following this notification

23) Name of contact and telephone number for queries

Mr N Jordan - tel. 020 7698 8750

25) Name and signature of authorised company official responsible for making this notification

Date of Notification..6 June 2003....................

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) Name of company

Anglo American plc

2) Name of director

Mr A J Trahar

3) Please state whether notification indicates that it is in respect of
holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

As 2) above

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

-

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

As 2) above

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Exercise of options and sale of resulting shares

7) Number of shares/amount of stock acquired

30,000

8) Percentage of issued class

-

9) Number of shares/amount of stock disposed

30,000

10) Percentage of issued class

-

11) Class of security

Ordinary shares of US$0.50 each

12) Price per share

Option Price = Rand 51.25 Selling Price = £10.02

13) Date of transaction

6 June 2003

14) Date company informed

6 June 2003

15) Total holding following this notification

151,936 shares (including interests on a conditional basis in 70,814 shares)

984,088 options (including interests on a conditional basis in 917,996 shares)

16) Total percentage holding of issued class following this notification

-

If a director has been granted options by the company please complete the following boxes

17) *Date of grant*

18) Period during which or date on which exercisable

19) Total amount paid (if any) for grant of the option

20) Description of shares or debentures involved: class, number

21) Exercise price (if fixed at time of grant) or indication that price

is to be fixed at time of exercise

22) Total number of shares or debentures over which options held following this notification

23) Name of contact and telephone number for queries

Mr N Jordan - tel. 020 7698 8750

25) Name and signature of authorised company official responsible for making this notification

Date of Notification..6 June 2003....................

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) Name of company

Anglo American plc

2) Name of director

Mr A J Trahar

3) Please state whether notification indicates that it is in respect of
holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

As 2) above

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

-

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

As 2) above

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non
discretionary

Exercise of options and sale of resulting shares

7) Number of shares/amount of
stock acquired

30,000

8) Percentage of issued class

-

9) Number of shares/amount
of stock disposed

30,000

10) Percentage of issued class

-

11) Class of security

Ordinary shares of US$0.50 each

12) Price per share

Option Price = Rand 51.25 Selling Price = £10.02

13) Date of transaction

6 June 2003

14) Date company informed

6 June 2003

15) Total holding following this notification

151,936 shares (including interests on a conditional basis in 70,814 shares)

984,088 options (including interests on a conditional basis in 917,996 shares)

16) Total percentage holding of issued class following this notification

-

If a director has been granted options by the company please complete the following boxes

17) Date of grant

18) Period during which or date on which exercisable

19) Total amount paid (if any) for grant of the option

20) Description of shares or debentures involved: class, number

21) Exercise price (if fixed at time of grant) or indication that price

is to be fixed at time of exercise

22) Total number of shares or debentures over which options held following this notification

23) Name of contact and telephone number for queries

Mr N Jordan - tel. 020 7698 8750

25) Name and signature of authorised company official responsible for making this notification

Date of Notification..6 June 2003....................

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) Name of company

Anglo American plc

2) Name of director

Mr A J Trahar

3) Please state whether notification indicates that it is in respect of
holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

As 2) above

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

-

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

As 2) above

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Exercise of options and sale of resulting shares

7) Number of shares/amount of stock acquired

30,000

8) Percentage of issued class

-

9) Number of shares/amount of stock disposed

30,000

10) Percentage of issued class

-

11) Class of security

Ordinary shares of US$0.50 each

12) Price per share

Option Price = Rand 51.25 Selling Price = £10.02

13) Date of transaction

6 June 2003

14) Date company informed

6 June 2003

15) Total holding following this notification

151,936 shares (including interests on a conditional basis in 70,814 shares)

984,088 options (including interests on a conditional basis in 917,996 shares)

16) Total percentage holding of issued class following this notification

-

If a director has been granted options by the company please complete the following boxes

17) Date of grant

18) Period during which or date on which exercisable

19) Total amount paid (if any) for grant of the option

20) Description of shares or debentures involved: class, number

21) Exercise price (if fixed at time of grant) or indication that price

is to be fixed at time of exercise

22) Total number of shares or debentures over which options held following this notification

23) Name of contact and telephone number for queries

Mr N Jordan - tel. 020 7698 8750

25) Name and signature of authorised company official responsible for making this notification

Date of Notification..6 June 2003....................

AVS: 573548
RNS: 7545M

Anglo American plc

Anglo American Save As You Earn ("SAYE") Scheme - Qualifying Employee Share Ownership Trust ("QUEST")

Notification of Directors' Interests pursuant to section 324(2) of the Companies Act 1985.

1. Following the allotment of 155 ordinary shares of US$0.50 each in the Company to the QUEST, the following directors technically became interested on 25 June 2003 in the said shares by virtue of them, together with some 7,300 other employees, being potential beneficiaries under the QUEST.

   A W Lea
   W A Nairn
   A J Trahar

2. The Company became aware on 25 June 2003 that each of the Directors technically ceased to be interested on that day in 155 ordinary shares of US$0.50 each in the Company by virtue of the QUEST transferring such shares to employees or previous employees of the Company, excluding the abovementioned directors, in terms of the SAYE Scheme.

G A Wilkinson
Deputy Secretary
25 June 2003

cc: AWL
NvS
NJ
SEC+S

AVS: 573548
RNS: 7545M

Anglo American plc

Anglo American Save As You Earn ("SAYE") Scheme - Qualifying Employee Share Ownership Trust ("QUEST")

Notification of Directors' Interests pursuant to section 324(2) of the Companies Act 1985.

1. Following the allotment of 155 ordinary shares of US$0.50 each in the Company to the QUEST, the following directors technically became interested on 25 June 2003 in the said shares by virtue of them, together with some 7,300 other employees, being potential beneficiaries under the QUEST.

   A W Lea
   W A Nairn
   A J Trahar

2. The Company became aware on 25 June 2003 that each of the Directors technically ceased to be interested on that day in 155 ordinary shares of US$0.50 each in the Company by virtue of the QUEST transferring such shares to employees or previous employees of the Company, excluding the abovementioned directors, in terms of the SAYE Scheme.

G A Wilkinson
Deputy Secretary
25 June 2003

cc: AWL
NVS
NJ
SEC+S

AVS: 573548
RNS: 7545M

Anglo American plc

Anglo American Save As You Earn ("SAYE") Scheme - Qualifying Employee Share Ownership Trust ("QUEST")

Notification of Directors' Interests pursuant to section 324(2) of the Companies Act 1985.

1. Following the allotment of 155 ordinary shares of US$0.50 each in the Company to the QUEST, the following directors technically became interested on 25 June 2003 in the said shares by virtue of them, together with some 7,300 other employees, being potential beneficiaries under the QUEST.

   A W Lea
   W A Nairn
   A J Trahar

2. The Company became aware on 25 June 2003 that each of the Directors technically ceased to be interested on that day in 155 ordinary shares of US$0.50 each in the Company by virtue of the QUEST transferring such shares to employees or previous employees of the Company, excluding the abovementioned directors, in terms of the SAYE Scheme.

G A Wilkinson
Deputy Secretary
25 June 2003

cc: AWL
NvS
NJ
SEC+S

AVS: 573548
RNS: 7545M

Anglo American plc

Anglo American Save As You Earn ("SAYE") Scheme - Qualifying Employee Share Ownership Trust ("QUEST")

Notification of Directors' Interests pursuant to section 324(2) of the Companies Act 1985.

1. Following the allotment of 155 ordinary shares of US$0.50 each in the Company to the QUEST, the following directors technically became interested on 25 June 2003 in the said shares by virtue of them, together with some 7,300 other employees, being potential beneficiaries under the QUEST.

   A W Lea
   W A Nairn
   A J Trahar

2. The Company became aware on 25 June 2003 that each of the Directors technically ceased to be interested on that day in 155 ordinary shares of US$0.50 each in the Company by virtue of the QUEST transferring such shares to employees or previous employees of the Company, excluding the abovementioned directors, in terms of the SAYE Scheme.

G A Wilkinson
Deputy Secretary
25 June 2003

cc: AWL
NVS
NJ
SEC+S

AVS: 573548
RNS: 7545M

Anglo American plc

Anglo American Save As You Earn ("SAYE") Scheme - Qualifying Employee Share Ownership Trust ("QUEST")

Notification of Directors' Interests pursuant to section 324(2) of the Companies Act 1985.

1. Following the allotment of 155 ordinary shares of US$0.50 each in the Company to the QUEST, the following directors technically became interested on 25 June 2003 in the said shares by virtue of them, together with some 7,300 other employees, being potential beneficiaries under the QUEST.

   A W Lea
   W A Nairn
   A J Trahar

2. The Company became aware on 25 June 2003 that each of the Directors technically ceased to be interested on that day in 155 ordinary shares of US$0.50 each in the Company by virtue of the QUEST transferring such shares to employees or previous employees of the Company, excluding the abovementioned directors, in terms of the SAYE Scheme.

G A Wilkinson
Deputy Secretary
25 June 2003

CC: AWL
NvS
NJ
SEC+5

AVS: 573548
RNS: 7545M

Anglo American plc

Anglo American Save As You Earn ("SAYE") Scheme - Qualifying Employee Share Ownership Trust ("QUEST")

Notification of Directors' Interests pursuant to section 324(2) of the Companies Act 1985.

1. Following the allotment of 155 ordinary shares of US$0.50 each in the Company to the QUEST, the following directors technically became interested on 25 June 2003 in the said shares by virtue of them, together with some 7,300 other employees, being potential beneficiaries under the QUEST.

   A W Lea
   W A Nairn
   A J Trahar

2. The Company became aware on 25 June 2003 that each of the Directors technically ceased to be interested on that day in 155 ordinary shares of US$0.50 each in the Company by virtue of the QUEST transferring such shares to employees or previous employees of the Company, excluding the abovementioned directors, in terms of the SAYE Scheme.

G A Wilkinson
Deputy Secretary
25 June 2003

cc: AWL
NvS
NJ
SEC + 5

Anglo American plc
(the "Company")

Anglo American Save As You Earn ("SAYE") Scheme - Qualifying Employee Share Ownership Trust ("QUEST")

Notification of Directors' Interests pursuant to section 324(2) of the Companies Act 1985.

1. Following the allotment of 4,910 ordinary shares of US$0.50 each in the Company to the QUEST, the following directors technically became interested on 17 June 2003 in the said shares by virtue of them, together with some 7,300 other employees, being potential beneficiaries under the QUEST.

   A W Lea
   W A Nairn
   A J Trahar

2. The Company became aware on 17 June 2003 that each of the Directors technically ceased to be interested on that day in 4,910 ordinary shares of US$0.50 each in the Company by virtue of the Quest transferring such shares to employees or previous employees of the Company, excluding the abovementioned directors, in terms of the SAYE Scheme.

N Jordan
Secretary

17 June 2003

Anglo American plc
(the "Company")

Anglo American Save As You Earn ("SAYE") Scheme - Qualifying Employee Share Ownership Trust ("QUEST")

Notification of Directors' Interests pursuant to section 324(2) of the Companies Act 1985.

1. Following the allotment of 4,910 ordinary shares of US$0.50 each in the Company to the QUEST, the following directors technically became interested on 17 June 2003 in the said shares by virtue of them, together with some 7,300 other employees, being potential beneficiaries under the QUEST.

   A W Lea
   W A Nairn
   A J Trahar

2. The Company became aware on 17 June 2003 that each of the Directors technically ceased to be interested on that day in 4,910 ordinary shares of US$0.50 each in the Company by virtue of the Quest transferring such shares to employees or previous employees of the Company, excluding the abovementioned directors, in terms of the SAYE Scheme.

N Jordan
Secretary

17 June 2003

Anglo American plc
(the "Company")

Anglo American Save As You Earn ("SAYE") Scheme - Qualifying Employee Share Ownership Trust ("QUEST")

Notification of Directors' Interests pursuant to section 324(2) of the Companies Act 1985.

1. Following the allotment of 4,910 ordinary shares of US$0.50 each in the Company to the QUEST, the following directors technically became interested on 17 June 2003 in the said shares by virtue of them, together with some 7,300 other employees, being potential beneficiaries under the QUEST.

   A W Lea
   W A Nairn
   A J Trahar

2. The Company became aware on 17 June 2003 that each of the Directors technically ceased to be interested on that day in 4,910 ordinary shares of US$0.50 each in the Company by virtue of the Quest transferring such shares to employees or previous employees of the Company, excluding the abovementioned directors, in terms of the SAYE Scheme.

N Jordan
Secretary

17 June 2003

Anglo American plc
(the "Company")

Anglo American Save As You Earn ("SAYE") Scheme - Qualifying Employee Share Ownership Trust ("QUEST")

Notification of Directors' Interests pursuant to section 324(2) of the Companies Act 1985.

1. Following the allotment of 4,910 ordinary shares of US$0.50 each in the Company to the QUEST, the following directors technically became interested on 17 June 2003 in the said shares by virtue of them, together with some 7,300 other employees, being potential beneficiaries under the QUEST.

   A W Lea
   W A Nairn
   A J Trahar

2. The Company became aware on 17 June 2003 that each of the Directors technically ceased to be interested on that day in 4,910 ordinary shares of US$0.50 each in the Company by virtue of the Quest transferring such shares to employees or previous employees of the Company, excluding the abovementioned directors, in terms of the SAYE Scheme.

N Jordan
Secretary

17 June 2003

Anglo American plc
(the "Company")

Anglo American Save As You Earn ("SAYE") Scheme - Qualifying Employee Share Ownership Trust ("QUEST")

Notification of Directors' Interests pursuant to section 324(2) of the Companies Act 1985.

1. Following the allotment of 4,910 ordinary shares of US$0.50 each in the Company to the QUEST, the following directors technically became interested on 17 June 2003 in the said shares by virtue of them, together with some 7,300 other employees, being potential beneficiaries under the QUEST.

   A W Lea
   W A Nairn
   A J Trahar

2. The Company became aware on 17 June 2003 that each of the Directors technically ceased to be interested on that day in 4,910 ordinary shares of US$0.50 each in the Company by virtue of the Quest transferring such shares to employees or previous employees of the Company, excluding the abovementioned directors, in terms of the SAYE Scheme.

N Jordan
Secretary

17 June 2003

Anglo American plc
(the "Company")

Anglo American Save As You Earn ("SAYE") Scheme - Qualifying Employee Share Ownership Trust ("QUEST")

Notification of Directors' Interests pursuant to section 324(2) of the Companies Act 1985.

1. Following the allotment of 1,922 ordinary shares of US$0.50 each in the Company to the QUEST, the following directors technically became interested on 10 June 2003 in the said shares by virtue of them, together with some 7,300 other employees, being potential beneficiaries under the QUEST.

   A W Lea
   W A Nairn
   A J Trahar

2. The Company became aware on 10 June 2003 that each of the Directors technically ceased to be interested on that day in 1,922 ordinary shares of US$0.50 each in the Company by virtue of the Quest transferring such shares to employees or previous employees of the Company, excluding the abovementioned directors, in terms of the SAYE Scheme.

N Jordan
Secretary

10 June 2003

Anglo American plc
(the "Company")

Anglo American Save As You Earn ("SAYE") Scheme - Qualifying Employee Share Ownership Trust ("QUEST")

Notification of Directors' Interests pursuant to section 324(2) of the Companies Act 1985.

1. Following the allotment of 1,922 ordinary shares of US$0.50 each in the Company to the QUEST, the following directors technically became interested on 10 June 2003 in the said shares by virtue of them, together with some 7,300 other employees, being potential beneficiaries under the QUEST.

   A W Lea
   W A Nairn
   A J Trahar

2. The Company became aware on 10 June 2003 that each of the Directors technically ceased to be interested on that day in 1,922 ordinary shares of US$0.50 each in the Company by virtue of the Quest transferring such shares to employees or previous employees of the Company, excluding the abovementioned directors, in terms of the SAYE Scheme.

N Jordan
Secretary

10 June 2003

Anglo American plc
(the "Company")

Anglo American Save As You Earn ("SAYE") Scheme - Qualifying Employee Share Ownership Trust ("QUEST")

Notification of Directors' Interests pursuant to section 324(2) of the Companies Act 1985.

1. Following the allotment of 1,922 ordinary shares of US$0.50 each in the Company to the QUEST, the following directors technically became interested on 10 June 2003 in the said shares by virtue of them, together with some 7,300 other employees, being potential beneficiaries under the QUEST.

   A W Lea
   W A Nairn
   A J Trahar

2. The Company became aware on 10 June 2003 that each of the Directors technically ceased to be interested on that day in 1,922 ordinary shares of US$0.50 each in the Company by virtue of the Quest transferring such shares to employees or previous employees of the Company, excluding the abovementioned directors, in terms of the SAYE Scheme.

N Jordan
Secretary

10 June 2003

Anglo American plc
(the "Company")

Anglo American Save As You Earn ("SAYE") Scheme - Qualifying Employee Share Ownership Trust ("QUEST")

Notification of Directors' Interests pursuant to section 324(2) of the Companies Act 1985.

1. Following the allotment of 1,922 ordinary shares of US$0.50 each in the Company to the QUEST, the following directors technically became interested on 10 June 2003 in the said shares by virtue of them, together with some 7,300 other employees, being potential beneficiaries under the QUEST.

   A W Lea
   W A Nairn
   A J Trahar

2. The Company became aware on 10 June 2003 that each of the Directors technically ceased to be interested on that day in 1,922 ordinary shares of US$0.50 each in the Company by virtue of the Quest transferring such shares to employees or previous employees of the Company, excluding the abovementioned directors, in terms of the SAYE Scheme.

N Jordan
Secretary

10 June 2003

Anglo American plc
(the "Company")

Anglo American Save As You Earn ("SAYE") Scheme - Qualifying Employee Share Ownership Trust ("QUEST")

Notification of Directors' Interests pursuant to section 324(2) of the Companies Act 1985.

1. Following the allotment of 1,922 ordinary shares of US$0.50 each in the Company to the QUEST, the following directors technically became interested on 10 June 2003 in the said shares by virtue of them, together with some 7,300 other employees, being potential beneficiaries under the QUEST.

   A W Lea
   W A Nairn
   A J Trahar

2. The Company became aware on 10 June 2003 that each of the Directors technically ceased to be interested on that day in 1,922 ordinary shares of US$0.50 each in the Company by virtue of the Quest transferring such shares to employees or previous employees of the Company, excluding the abovementioned directors, in terms of the SAYE Scheme.

N Jordan
Secretary

10 June 2003

Anglo American plc
(the "Company")

Anglo American Share Incentive Plan - SIP

Notification of Directors' Interests pursuant to section 324(2) of the Companies Act 1985.

In terms of the SIP scheme, operated through Halifax plc, employees are able to subscribe for the Company's ordinary shares of US$0.50 each ("ordinary shares") and the Company matches the ordinary shares subscribed on a one-for-one basis ("matching shares").

The matching shares are transferred from the nominee of the Company's Employee Share Scheme Trustees, the Butterfield Trust, to the SIP Trust operated by the Halifax and a total of 17,790 ordinary shares were transferred today. The undermentioned executive directors of the Company, together with some 2,400 employees, are potential beneficiaries and are therefore, deemed to be interested in those ordinary shares.

The total number of ordinary shares acquired by each of these executive directors under the SIP Scheme, subscribed for by them and matched by the Company on 06 June 2003, was as follows:

A J Trahar	26	ordinary shares
A W Lea	26	ordinary shares
W A Nairn	26	ordinary shares

Their total interests in the ordinary shares are now as follows:-

A J Trahar 151,962 ordinary shares (including interests on a conditional basis in 70,827 shares)
A W Lea 84,645 ordinary shares (including interests on a conditional basis in 33,104 shares)
W A Nairn 35,548 ordinary shares (including interests on a conditional basis in 16,254 shares)

N Jordan
Company Secretary
06 June 2003

Anglo American plc
(the "Company")

Anglo American Share Incentive Plan - SIP

Notification of Directors' Interests pursuant to section 324(2) of the Companies Act 1985.

In terms of the SIP scheme, operated through Halifax plc, employees are able to subscribe for the Company's ordinary shares of US$0.50 each ("ordinary shares") and the Company matches the ordinary shares subscribed on a one-for-one basis ("matching shares").

The matching shares are transferred from the nominee of the Company's Employee Share Scheme Trustees, the Butterfield Trust, to the SIP Trust operated by the Halifax and a total of 17,790 ordinary shares were transferred today. The undermentioned executive directors of the Company, together with some 2,400 employees, are potential beneficiaries and are therefore, deemed to be interested in those ordinary shares.

The total number of ordinary shares acquired by each of these executive directors under the SIP Scheme, subscribed for by them and matched by the Company on 06 June 2003, was as follows:

A J Trahar	26	ordinary shares
A W Lea	26	ordinary shares
W A Nairn	26	ordinary shares

Their total interests in the ordinary shares are now as follows:-

A J Trahar 151,962 ordinary shares (including interests on a conditional basis in 70,827 shares)
A W Lea 84,645 ordinary shares (including interests on a conditional basis in 33,104 shares)
W A Nairn 35,548 ordinary shares (including interests on a conditional basis in 16,254 shares)

N Jordan
Company Secretary
06 June 2003

Anglo American plc
(the "Company")

Anglo American Share Incentive Plan - SIP

Notification of Directors' Interests pursuant to section 324(2) of the Companies Act 1985.

In terms of the SIP scheme, operated through Halifax plc, employees are able to subscribe for the Company's ordinary shares of US$0.50 each ("ordinary shares") and the Company matches the ordinary shares subscribed on a one-for-one basis ("matching shares").

The matching shares are transferred from the nominee of the Company's Employee Share Scheme Trustees, the Butterfield Trust, to the SIP Trust operated by the Halifax and a total of 17,790 ordinary shares were transferred today. The undermentioned executive directors of the Company, together with some 2,400 employees, are potential beneficiaries and are therefore, deemed to be interested in those ordinary shares.

The total number of ordinary shares acquired by each of these executive directors under the SIP Scheme, subscribed for by them and matched by the Company on 06 June 2003, was as follows:

A J Trahar	26	ordinary shares
A W Lea	26	ordinary shares
W A Nairn	26	ordinary shares

Their total interests in the ordinary shares are now as follows:-

A J Trahar 151,962 ordinary shares (including interests on a conditional basis in 70,827 shares)
A W Lea 84,645 ordinary shares (including interests on a conditional basis in 33,104 shares)
W A Nairn 35,548 ordinary shares (including interests on a conditional basis in 16,254 shares)

N Jordan
Company Secretary
06 June 2003

Anglo American plc
(the "Company")

Anglo American Share Incentive Plan - SIP

Notification of Directors' Interests pursuant to section 324(2) of the Companies Act 1985.

In terms of the SIP scheme, operated through Halifax plc, employees are able to subscribe for the Company's ordinary shares of US$0.50 each ("ordinary shares") and the Company matches the ordinary shares subscribed on a one-for-one basis ("matching shares").

The matching shares are transferred from the nominee of the Company's Employee Share Scheme Trustees, the Butterfield Trust, to the SIP Trust operated by the Halifax and a total of 17,790 ordinary shares were transferred today. The undermentioned executive directors of the Company, together with some 2,400 employees, are potential beneficiaries and are therefore, deemed to be interested in those ordinary shares.

The total number of ordinary shares acquired by each of these executive directors under the SIP Scheme, subscribed for by them and matched by the Company on 06 June 2003, was as follows:

A J Trahar	26	ordinary shares
A W Lea	26	ordinary shares
W A Nairn	26	ordinary shares

Their total interests in the ordinary shares are now as follows:-

A J Trahar 151,962 ordinary shares (including interests on a conditional basis in 70,827 shares)
A W Lea 84,645 ordinary shares (including interests on a conditional basis in 33,104 shares)
W A Nairn 35,548 ordinary shares (including interests on a conditional basis in 16,254 shares)

N Jordan
Company Secretary
06 June 2003

Anglo American plc
(the "Company")

Anglo American Share Incentive Plan - SIP

Notification of Directors' Interests pursuant to section 324(2) of the Companies Act 1985.

In terms of the SIP scheme, operated through Halifax plc, employees are able to subscribe for the Company's ordinary shares of US$0.50 each ("ordinary shares") and the Company matches the ordinary shares subscribed on a one-for-one basis ("matching shares").

The matching shares are transferred from the nominee of the Company's Employee Share Scheme Trustees, the Butterfield Trust, to the SIP Trust operated by the Halifax and a total of 17,790 ordinary shares were transferred today. The undermentioned executive directors of the Company, together with some 2,400 employees, are potential beneficiaries and are therefore, deemed to be interested in those ordinary shares.

The total number of ordinary shares acquired by each of these executive directors under the SIP Scheme, subscribed for by them and matched by the Company on 06 June 2003, was as follows:

A J Trahar	26	ordinary shares
A W Lea	26	ordinary shares
W A Nairn	26	ordinary shares

Their total interests in the ordinary shares are now as follows:-

A J Trahar 151,962 ordinary shares (including interests on a conditional basis in 70,827 shares)
A W Lea 84,645 ordinary shares (including interests on a conditional basis in 33,104 shares)
W A Nairn 35,548 ordinary shares (including interests on a conditional basis in 16,254 shares)

N Jordan
Company Secretary
06 June 2003

AVS 920285
RNS. 8547L

Anglo American plc

Anglo American Save As You Earn ("SAYE") Scheme - Qualifying Employee Share Ownership Trust ("QUEST")

Notification of Directors' Interests pursuant to section 324(2) of the Companies Act 1985.

1. Following the allotment of 10 ordinary shares of US$0.50 each in the Company to the QUEST, the following directors technically became interested on 3 June 2003 in the said shares by virtue of them, together with some 7,300 other employees, being potential beneficiaries under the QUEST.

   A W Lea
   W A Nairn
   A J Trahar

2. The Company became aware on 3 June 2003 that each of the Directors technically ceased to be interested on that day in 10 ordinary shares of US$0.50 each in the Company by virtue of the QUEST transferring such shares to employees or previous employees of the Company, excluding the abovementioned directors, in terms of the SAYE Scheme.

N Jordan
Deputy Secretary
3 June 2003

AWL
NJS
NJ
SEZ +S.

AVS 920285
RNS. 8547L

Anglo American plc

Anglo American Save As You Earn ("SAYE") Scheme - Qualifying Employee Share Ownership Trust ("QUEST")

Notification of Directors' Interests pursuant to section 324(2) of the Companies Act 1985.

1. Following the allotment of 10 ordinary shares of US$0.50 each in the Company to the QUEST, the following directors technically became interested on 3 June 2003 in the said shares by virtue of them, together with some 7,300 other employees, being potential beneficiaries under the QUEST.

   A W Lea
   W A Nairn
   A J Trahar

2. The Company became aware on 3 June 2003 that each of the Directors technically ceased to be interested on that day in 10 ordinary shares of US$0.50 each in the Company by virtue of the QUEST transferring such shares to employees or previous employees of the Company, excluding the abovementioned directors, in terms of the SAYE Scheme.

N Jordan
Deputy Secretary
3 June 2003

AWL
NvS
NJ
SEZ + S.

AVS 920285
RNS. 8547L

Anglo American plc

Anglo American Save As You Earn ("SAYE") Scheme - Qualifying Employee Share Ownership Trust ("QUEST")

Notification of Directors' Interests pursuant to section 324(2) of the Companies Act 1985.

1. Following the allotment of 10 ordinary shares of US$0.50 each in the Company to the QUEST, the following directors technically became interested on 3 June 2003 in the said shares by virtue of them, together with some 7,300 other employees, being potential beneficiaries under the QUEST.

   A W Lea
   W A Nairn
   A J Trahar

2. The Company became aware on 3 June 2003 that each of the Directors technically ceased to be interested on that day in 10 ordinary shares of US$0.50 each in the Company by virtue of the QUEST transferring such shares to employees or previous employees of the Company, excluding the abovementioned directors, in terms of the SAYE Scheme.

N Jordan
Deputy Secretary
3 June 2003

AWL
NWS
NJ
SEZ + S.

AVS 920285
RNS. 8547L

Anglo American plc

Anglo American Save As You Earn ("SAYE") Scheme - Qualifying Employee Share Ownership Trust ("QUEST")

Notification of Directors' Interests pursuant to section 324(2) of the Companies Act 1985.

1. Following the allotment of 10 ordinary shares of US$0.50 each in the Company to the QUEST, the following directors technically became interested on 3 June 2003 in the said shares by virtue of them, together with some 7,300 other employees, being potential beneficiaries under the QUEST.

   A W Lea
   W A Nairn
   A J Trahar

2. The Company became aware on 3 June 2003 that each of the Directors technically ceased to be interested on that day in 10 ordinary shares of US$0.50 each in the Company by virtue of the QUEST transferring such shares to employees or previous employees of the Company, excluding the abovementioned directors, in terms of the SAYE Scheme.

N Jordan
Deputy Secretary
3 June 2003

AWL
NJS
NJ
SEZ +S.

AVS 920285
RNS . 8547L

Anglo American plc

Anglo American Save As You Earn ("SAYE") Scheme - Qualifying Employee Share Ownership Trust ("QUEST")

Notification of Directors' Interests pursuant to section 324(2) of the Companies Act 1985.

1. Following the allotment of 10 ordinary shares of US$0.50 each in the Company to the QUEST, the following directors technically became interested on 3 June 2003 in the said shares by virtue of them, together with some 7,300 other employees, being potential beneficiaries under the QUEST.

   A W Lea
   W A Nairn
   A J Trahar

2. The Company became aware on 3 June 2003 that each of the Directors technically ceased to be interested on that day in 10 ordinary shares of US$0.50 each in the Company by virtue of the QUEST transferring such shares to employees or previous employees of the Company, excluding the abovementioned directors, in terms of the SAYE Scheme.

N Jordan
Deputy Secretary
3 June 2003

AWL
NUS
NJ
SEC + S.

AUS: 302701
RNS: 6114L

Anglo American plc

Anglo American Save As You Earn ("SAYE") Scheme - Qualifying Employee Share Ownership Trust ("QUEST")

Notification of Directors' Interests pursuant to section 324(2) of the Companies Act 1985.

1. Following the allotment of 55 ordinary shares of US$0.50 each in the Company to the QUEST, the following directors technically became interested on 28 May 2003 in the said shares by virtue of them, together with some 7,300 other employees, being potential beneficiaries under the QUEST.

   A W Lea
   W A Nairn
   A J Trahar

2. The Company became aware on 28 May 2003 that each of the Directors technically ceased to be interested on that day in 55 ordinary shares of US$0.50 each in the Company by virtue of the QUEST transferring such shares to employees or previous employees of the Company, excluding the abovementioned directors, in terms of the SAYE Scheme.

N Jordan
Deputy Secretary
28 May 2003

CC: AWL
NJ
SEC + S

AVS: 302701
RNS: 6114L

Anglo American plc

Anglo American Save As You Earn ("SAYE") Scheme - Qualifying Employee Share Ownership Trust ("QUEST")

Notification of Directors' Interests pursuant to section 324(2) of the Companies Act 1985.

1. Following the allotment of 55 ordinary shares of US$0.50 each in the Company to the QUEST, the following directors technically became interested on 28 May 2003 in the said shares by virtue of them, together with some 7,300 other employees, being potential beneficiaries under the QUEST.

   A W Lea
   W A Nairn
   A J Trahar

2. The Company became aware on 28 May 2003 that each of the Directors technically ceased to be interested on that day in 55 ordinary shares of US$0.50 each in the Company by virtue of the QUEST transferring such shares to employees or previous employees of the Company, excluding the abovementioned directors, in terms of the SAYE Scheme.

N Jordan
Deputy Secretary
28 May 2003

CC: AWL
NJ
SEC + S

AVS: 302701
RNS: 6114L

Anglo American plc

Anglo American Save As You Earn ("SAYE") Scheme - Qualifying Employee Share Ownership Trust ("QUEST")

Notification of Directors' Interests pursuant to section 324(2) of the Companies Act 1985.

1. Following the allotment of 55 ordinary shares of US$0.50 each in the Company to the QUEST, the following directors technically became interested on 28 May 2003 in the said shares by virtue of them, together with some 7,300 other employees, being potential beneficiaries under the QUEST.

   A W Lea
   W A Nairn
   A J Trahar

2. The Company became aware on 28 May 2003 that each of the Directors technically ceased to be interested on that day in 55 ordinary shares of US$0.50 each in the Company by virtue of the QUEST transferring such shares to employees or previous employees of the Company, excluding the abovementioned directors, in terms of the SAYE Scheme.

N Jordan
Deputy Secretary
28 May 2003

CC: AWL
NJ
SEC +5

AVS: 302701
RWS: 6114L

Anglo American plc

Anglo American Save As You Earn ("SAYE") Scheme - Qualifying Employee Share Ownership Trust ("QUEST")

Notification of Directors' Interests pursuant to section 324(2) of the Companies Act 1985.

1. Following the allotment of 55 ordinary shares of US$0.50 each in the Company to the QUEST, the following directors technically became interested on 28 May 2003 in the said shares by virtue of them, together with some 7,300 other employees, being potential beneficiaries under the QUEST.

   A W Lea
   W A Nairn
   A J Trahar

2. The Company became aware on 28 May 2003 that each of the Directors technically ceased to be interested on that day in 55 ordinary shares of US$0.50 each in the Company by virtue of the QUEST transferring such shares to employees or previous employees of the Company, excluding the abovementioned directors, in terms of the SAYE Scheme.

N Jordan
Deputy Secretary
28 May 2003

CC: AWL
NJ
SEC + 5

AUS: 302701
LWS: 6114L

Anglo American plc

Anglo American Save As You Earn ("SAYE") Scheme - Qualifying Employee Share Ownership Trust ("QUEST")

Notification of Directors' Interests pursuant to section 324(2) of the Companies Act 1985.

1. Following the allotment of 55 ordinary shares of US$0.50 each in the Company to the QUEST, the following directors technically became interested on 28 May 2003 in the said shares by virtue of them, together with some 7,300 other employees, being potential beneficiaries under the QUEST.

   A W Lea
   W A Nairn
   A J Trahar

2. The Company became aware on 28 May 2003 that each of the Directors technically ceased to be interested on that day in 55 ordinary shares of US$0.50 each in the Company by virtue of the QUEST transferring such shares to employees or previous employees of the Company, excluding the abovementioned directors, in terms of the SAYE Scheme.

N Jordan
Deputy Secretary
28 May 2003

CC: AWL
NJ
SEC +5

AUS: 302701
LWS: 6114L

Anglo American plc

Anglo American Save As You Earn ("SAYE") Scheme - Qualifying Employee Share Ownership Trust ("QUEST")

Notification of Directors' Interests pursuant to section 324(2) of the Companies Act 1985.

1. Following the allotment of 55 ordinary shares of US$0.50 each in the Company to the QUEST, the following directors technically became interested on 28 May 2003 in the said shares by virtue of them, together with some 7,300 other employees, being potential beneficiaries under the QUEST.

   A W Lea
   W A Nairn
   A J Trahar

2. The Company became aware on 28 May 2003 that each of the Directors technically ceased to be interested on that day in 55 ordinary shares of US$0.50 each in the Company by virtue of the QUEST transferring such shares to employees or previous employees of the Company, excluding the abovementioned directors, in terms of the SAYE Scheme.

N Jordan
Deputy Secretary
28 May 2003

CC: AWL
NJ
NVS
SEC +5

2/6/03 - Sent to LSE.

AVS 876067
RNS 7903L

NOTIFICATIONS CONCERNING INTERESTS IN ORDINARY SHARES OF US$0.50 EACH IN THE CAPITAL OF ANGLO AMERICAN plc ("ORDINARY SHARES")

Notifications pursuant to sections 198(1) and 202(4) of the Companies Act 1985

We received notification today that Old Mutual plc's (the parent company of a number of life assurance, banking and asset management operations) interests have increased from 8.97% to 9.03% in Anglo American plc Ordinary Shares.

Company	Registered Holder	Number of Shares Held	Percent
Old Mutual Asset Managers (South Africa) (Pty) Ltd	Old Mutual Life Assurance Company (South Africa) Ltd	68,933,933	4.688
Coronation Fund Managers (Pty) Ltd (not an Old Mutual company)	Old Mutual Life Assurance Company (South Africa) Ltd	161,168	0.011
PeregrineQuant (Pty) Ltd (not an Old Mutual Company)	Old Mutual Life Assurance Company (South Africa) Ltd	170,210	0.012
Prudential Portfolio Managers (Pty) Ltd (not an Old Mutual Company)	Old Mutual Life Assurance Company (South Africa) Ltd	302,135	0.021
Investec Asset Management (Pty) Ltd (not an Old Mutual Company)	Old Mutual Life Assurance Company (South Africa) Ltd	181,976	0.012
Stanlib Asset Management Ltd (not an Old Mutual Company)	Old Mutual Life Assurance Company (South Africa) Ltd	384,250	0.026
Old Mutual Asset Managers (South Africa) (Pty) Ltd	Old Mutual Unit Trust (SA)	3,740,990	0.254
Old Mutual Asset Managers (South Africa) (Pty) Ltd	Old Mutual Asset Managers (South Africa) Ltd (managed fund client assets)	33,479,429	2.277
Old Mutual Asset Managers (South Africa) (Pty) Ltd	Old Mutual Unit Trusts (Namibia)	32,976	0.002
Old Mutual Asset Managers (Namibia) (Pty) Ltd	Old Mutual Life Assurance Company (Namibia) Ltd	1,832,351	0.125
Old Mutual Asset Managers (Namibia) (Pty) Ltd	Old Mutual Holdings (Namibia) (Pty) Ltd	106,398	0.007
Old Mutual Asset Managers (Namibia) (Pty) Ltd	Old Mutual Portfolio Holdings (Namibia) (Pty) Ltd	53,814	0.004
Old Mutual Asset Managers (Namibia) (Pty) Ltd	Old Mutual Asset Managers (Namibia) Ltd (managed fund client assets)	1,359,829	0.092
Old Mutual Asset Managers (Bermuda) Ltd	Old Mutual Global Asset Funds	3,127,572	0.213
Old Mutual Asset Managers (Bermuda) Ltd	Old Mutual South Africa Equity Trust Limited	5,074,993	0.345
Old Mutual Asset Managers (Bermuda) Ltd	Old Mutual South African Trust Plc	573,531	0.039
Mutual & Federal Limted	Mutual & Federal Limited	2,638,607	0.179
Quantative Asset Management	Nedcor Bank Nominees Limited	3,505,628	0.238
Quantative Asset Management	Standard Bank Nominees Limited	89,137	0.006
NIB Securities	Marser Securities Nominees (Pty) Ltd	56,167	0.004
Franklin Templeton/NIB Investments	Nedcor Bank Nominees Limited	3,708,136	0.252
Syfrets Securities	Syfrets Securities Nominees Ltd	7,551	0.001

NIB Multi-Manager	Standard Bank Nominees Limited	379,422	0.026
Quaystone Ltd	ABSA Nominees Limited	238,727	0.016
Quaystone Ltd	Nedcor Bank Nominees Limited	204,817	0.014
Quaystone Ltd	Standard Bank Nominees (Transvaal) (Pty) Limited	1,501,097	0.102
Acadian Asset Management	Clients of Acadian Asset Management	960,730	0.065
	Total	132,805,574	9.03%

2/4/03 - Sent to LSE.

AVS 876067
RNS 7903L

NOTIFICATIONS CONCERNING INTERESTS IN ORDINARY SHARES OF US$0.50 EACH IN THE CAPITAL OF ANGLO AMERICAN plc ("ORDINARY SHARES")

Notifications pursuant to sections 198(1) and 202(4) of the Companies Act 1985

We received notification today that Old Mutual plc's (the parent company of a number of life assurance, banking and asset management operations) interests have increased from 8.97% to 9.03% in Anglo American plc Ordinary Shares.

Company	Registered Holder	Number of Shares Held	Percent
Old Mutual Asset Managers (South Africa) (Pty) Ltd	Old Mutual Life Assurance Company (South Africa) Ltd	68,933,933	4.688
Coronation Fund Managers (Pty) Ltd (not an Old Mutual company)	Old Mutual Life Assurance Company (South Africa) Ltd	161,168	0.011
PeregrineQuant (Pty) Ltd (not an Old Mutual Company)	Old Mutual Life Assurance Company (South Africa) Ltd	170,210	0.012
Prudential Portfolio Managers (Pty) Ltd (not an Old Mutual Company)	Old Mutual Life Assurance Company (South Africa) Ltd	302,135	0.021
Investec Asset Management (Pty) Ltd (not an Old Mutual Company)	Old Mutual Life Assurance Company (South Africa) Ltd	181,976	0.012
Stanlib Asset Management Ltd (not an Old Mutual Company)	Old Mutual Life Assurance Company (South Africa) Ltd	384,250	0.026
Old Mutual Asset Managers (South Africa) (Pty) Ltd	Old Mutual Unit Trust (SA)	3,740,990	0.254
Old Mutual Asset Managers (South Africa) (Pty) Ltd	Old Mutual Asset Managers (South Africa) Ltd (managed fund client assets)	33,479,429	2.277
Old Mutual Asset Managers (South Africa) (Pty) Ltd	Old Mutual Unit Trusts (Namibia)	32,976	0.002
Old Mutual Asset Managers (Namibia) (Pty) Ltd	Old Mutual Life Assurance Company (Namibia) Ltd	1,832,351	0.125
Old Mutual Asset Managers (Namibia) (Pty) Ltd	Old Mutual Holdings (Namibia) (Pty) Ltd	106,398	0.007
Old Mutual Asset Managers (Namibia) (Pty) Ltd	Old Mutual Portfolio Holdings (Namibia) (Pty) Ltd	53,814	0.004
Old Mutual Asset Managers (Namibia) (Pty) Ltd	Old Mutual Asset Managers (Namibia) Ltd (managed fund client assets)	1,359,829	0.092
Old Mutual Asset Managers (Bermuda) Ltd	Old Mutual Global Asset Funds	3,127,572	0.213
Old Mutual Asset Managers (Bermuda) Ltd	Old Mutual South Africa Equity Trust Limited	5,074,993	0.345
Old Mutual Asset Managers (Bermuda) Ltd	Old Mutual South African Trust Plc	573,531	0.039
Mutual & Federal Limted	Mutual & Federal Limited	2,638,607	0.179
Quantative Asset Management	Nedcor Bank Nominees Limited	3,505,628	0.238
Quantative Asset Management	Standard Bank Nominees Limited	89,137	0.006
NIB Securities	Marser Securities Nominees (Pty) Ltd	56,167	0.004
Franklin Templeton/NIB Investments	Nedcor Bank Nominees Limited	3,708,136	0.252
Syfrets Securities	Syfrets Securities Nominees Ltd	7,551	0.001

NIB Multi-Manager	Standard Bank Nominees Limited	379,422	0.026
Quaystone Ltd	ABSA Nominees Limited	238,727	0.016
Quaystone Ltd	Nedcor Bank Nominees Limited	204,817	0.014
Quaystone Ltd	Standard Bank Nominees (Transvaal) (Pty) Limited	1,501,097	0.102
Acadian Asset Management	Clients of Acadian Asset Management	960,730	0.065
	Total	132,805,574	9.03%

2/4/03 - Sent to LSE.

AVS 876067
RNS 7903L

NOTIFICATIONS CONCERNING INTERESTS IN ORDINARY SHARES OF US$0.50 EACH IN THE CAPITAL OF ANGLO AMERICAN plc ("ORDINARY SHARES")

Notifications pursuant to sections 198(1) and 202(4) of the Companies Act 1985

We received notification today that Old Mutual plc's (the parent company of a number of life assurance, banking and asset management operations) interests have increased from 8.97% to 9.03% in Anglo American plc Ordinary Shares.

Company	Registered Holder	Number of Shares Held	Percenta
Old Mutual Asset Managers (South Africa) (Pty) Ltd	Old Mutual Life Assurance Company (South Africa) Ltd	68,933,933	4.688
Coronation Fund Managers (Pty) Ltd (not an Old Mutual company)	Old Mutual Life Assurance Company (South Africa) Ltd	161,168	0.011
PeregrineQuant (Pty) Ltd (not an Old Mutual Company)	Old Mutual Life Assurance Company (South Africa) Ltd	170,210	0.012
Prudential Portfolio Managers (Pty) Ltd (not an Old Mutual Company)	Old Mutual Life Assurance Company (South Africa) Ltd	302,135	0.021
Investec Asset Management (Pty) Ltd (not an Old Mutual Company)	Old Mutual Life Assurance Company (South Africa) Ltd	181,976	0.012
Stanlib Asset Management Ltd (not an Old Mutual Company)	Old Mutual Life Assurance Company (South Africa) Ltd	384,250	0.026
Old Mutual Asset Managers (South Africa) (Pty) Ltd	Old Mutual Unit Trust (SA)	3,740,990	0.254
Old Mutual Asset Managers (South Africa) (Pty) Ltd	Old Mutual Asset Managers (South Africa) Ltd (managed fund client assets)	33,479,429	2.277
Old Mutual Asset Managers (South Africa) (Pty) Ltd	Old Mutual Unit Trusts (Namibia)	32,976	0.002
Old Mutual Asset Managers (Namibia) (Pty) Ltd	Old Mutual Life Assurance Company (Namibia) Ltd	1,832,351	0.125
Old Mutual Asset Managers (Namibia) (Pty) Ltd	Old Mutual Holdings (Namibia) (Pty) Ltd	106,398	0.007
Old Mutual Asset Managers (Namibia) (Pty) Ltd	Old Mutual Portfolio Holdings (Namibia) (Pty) Ltd	53,814	0.004
Old Mutual Asset Managers (Namibia) (Pty) Ltd	Old Mutual Asset Managers (Namibia) Ltd (managed fund client assets)	1,359,829	0.092
Old Mutual Asset Managers (Bermuda) Ltd	Old Mutual Global Asset Funds	3,127,572	0.213
Old Mutual Asset Managers (Bermuda) Ltd	Old Mutual South Africa Equity Trust Limited	5,074,993	0.345
Old Mutual Asset Managers (Bermuda) Ltd	Old Mutual South African Trust Plc	573,531	0.039
Mutual & Federal Limted	Mutual & Federal Limited	2,638,607	0.179
Quantative Asset Management	Nedcor Bank Nominees Limited	3,505,628	0.238
Quantative Asset Management	Standard Bank Nominees Limited	89,137	0.006
NIB Securities	Marser Securities Nominees (Pty) Ltd	56,167	0.004
Franklin Templeton/NIB Investments	Nedcor Bank Nominees Limited	3,708,136	0.252
Syfrets Securities	Syfrets Securities Nominees Ltd	7,551	0.001

NIB Multi-Manager	Standard Bank Nominees Limited	379,422	0.026
Quaystone Ltd	ABSA Nominees Limited	238,727	0.016
Quaystone Ltd	Nedcor Bank Nominees Limited	204,817	0.014
Quaystone Ltd	Standard Bank Nominees (Transvaal) (Pty) Limited	1,501,097	0.102
Acadian Asset Management	Clients of Acadian Asset Management	960,730	0.065
	Total	132,805,574	9.03%

2/4/03 - Sent to LSE.

AVS 876067
RNS 7903L

NOTIFICATIONS CONCERNING INTERESTS IN ORDINARY SHARES OF US$0.50 EACH IN THE CAPITAL OF ANGLO AMERICAN plc ("ORDINARY SHARES")

Notifications pursuant to sections 198(1) and 202(4) of the Companies Act 1985

We received notification today that Old Mutual plc's (the parent company of a number of life assurance, banking and asset management operations) interests have increased from 8.97% to 9.03% in Anglo American plc Ordinary Shares.

Company	Registered Holder	Number of Shares Held	Percent
Old Mutual Asset Managers (South Africa) (Pty) Ltd	Old Mutual Life Assurance Company (South Africa) Ltd	68,933,933	4.688
Coronation Fund Managers (Pty) Ltd (not an Old Mutual company)	Old Mutual Life Assurance Company (South Africa) Ltd	161,168	0.011
PeregrineQuant (Pty) Ltd (not an Old Mutual Company)	Old Mutual Life Assurance Company (South Africa) Ltd	170,210	0.012
Prudential Portfolio Managers (Pty) Ltd (not an Old Mutual Company)	Old Mutual Life Assurance Company (South Africa) Ltd	302,135	0.021
Investec Asset Management (Pty) Ltd (not an Old Mutual Company)	Old Mutual Life Assurance Company (South Africa) Ltd	181,976	0.012
Stanlib Asset Management Ltd (not an Old Mutual Company)	Old Mutual Life Assurance Company (South Africa) Ltd	384,250	0.026
Old Mutual Asset Managers (South Africa) (Pty) Ltd	Old Mutual Unit Trust (SA)	3,740,990	0.254
Old Mutual Asset Managers (South Africa) (Pty) Ltd	Old Mutual Asset Managers (South Africa) Ltd (managed fund client assets)	33,479,429	2.277
Old Mutual Asset Managers (South Africa) (Pty) Ltd	Old Mutual Unit Trusts (Namibia)	32,976	0.002
Old Mutual Asset Managers (Namibia) (Pty) Ltd	Old Mutual Life Assurance Company (Namibia) Ltd	1,832,351	0.125
Old Mutual Asset Managers (Namibia) (Pty) Ltd	Old Mutual Holdings (Namibia) (Pty) Ltd	106,398	0.007
Old Mutual Asset Managers (Namibia) (Pty) Ltd	Old Mutual Portfolio Holdings (Namibia) (Pty) Ltd	53,814	0.004
Old Mutual Asset Managers (Namibia) (Pty) Ltd	Old Mutual Asset Managers (Namibia) Ltd (managed fund client assets)	1,359,829	0.092
Old Mutual Asset Managers (Bermuda) Ltd	Old Mutual Global Asset Funds	3,127,572	0.213
Old Mutual Asset Managers (Bermuda) Ltd	Old Mutual South Africa Equity Trust Limited	5,074,993	0.345
Old Mutual Asset Managers (Bermuda) Ltd	Old Mutual South African Trust Plc	573,531	0.039
Mutual & Federal Limted	Mutual & Federal Limited	2,638,607	0.179
Quantative Asset Management	Nedcor Bank Nominees Limited	3,505,628	0.238
Quantative Asset Management	Standard Bank Nominees Limited	89,137	0.006
NIB Securities	Marser Securities Nominees (Pty) Ltd	56,167	0.004
Franklin Templeton/NIB Investments	Nedcor Bank Nominees Limited	3,708,136	0.252
Syfrets Securities	Syfrets Securities Nominees Ltd	7,551	0.001

NIB Multi-Manager	Standard Bank Nominees Limited	379,422	0.026
Quaystone Ltd	ABSA Nominees Limited	238,727	0.016
Quaystone Ltd	Nedcor Bank Nominees Limited	204,817	0.014
Quaystone Ltd	Standard Bank Nominees (Transvaal) (Pty) Limited	1,501,097	0.102
Acadian Asset Management	Clients of Acadian Asset Management	960,730	0.065
	Total	132,805,574	9.03%

2/4/03 - Sent to LSE.

AVS 876067
RNS 7903L

NOTIFICATIONS CONCERNING INTERESTS IN ORDINARY SHARES OF US$0.50 EACH IN THE CAPITAL OF ANGLO AMERICAN plc ("ORDINARY SHARES")

Notifications pursuant to sections 198(1) and 202(4) of the Companies Act 1985

We received notification today that Old Mutual plc's (the parent company of a number of life assurance, banking and asset management operations) interests have increased from 8.97% to 9.03% in Anglo American plc Ordinary Shares.

Company	Registered Holder	Number of Shares Held	Percent
Old Mutual Asset Managers (South Africa) (Pty) Ltd	Old Mutual Life Assurance Company (South Africa) Ltd	68,933,933	4.688
Coronation Fund Managers (Pty) Ltd (not an Old Mutual company)	Old Mutual Life Assurance Company (South Africa) Ltd	161,168	0.011
PeregrineQuant (Pty) Ltd (not an Old Mutual Company)	Old Mutual Life Assurance Company (South Africa) Ltd	170,210	0.012
Prudential Portfolio Managers (Pty) Ltd (not an Old Mutual Company)	Old Mutual Life Assurance Company (South Africa) Ltd	302,135	0.021
Investec Asset Management (Pty) Ltd (not an Old Mutual Company)	Old Mutual Life Assurance Company (South Africa) Ltd	181,976	0.012
Stanlib Asset Management Ltd (not an Old Mutual Company)	Old Mutual Life Assurance Company (South Africa) Ltd	384,250	0.026
Old Mutual Asset Managers (South Africa) (Pty) Ltd	Old Mutual Unit Trust (SA)	3,740,990	0.254
Old Mutual Asset Managers (South Africa) (Pty) Ltd	Old Mutual Asset Managers (South Africa) Ltd (managed fund client assets)	33,479,429	2.277
Old Mutual Asset Managers (South Africa) (Pty) Ltd	Old Mutual Unit Trusts (Namibia)	32,976	0.002
Old Mutual Asset Managers (Namibia) (Pty) Ltd	Old Mutual Life Assurance Company (Namibia) Ltd	1,832,351	0.125
Old Mutual Asset Managers (Namibia) (Pty) Ltd	Old Mutual Holdings (Namibia) (Pty) Ltd	106,398	0.007
Old Mutual Asset Managers (Namibia) (Pty) Ltd	Old Mutual Portfolio Holdings (Namibia) (Pty) Ltd	53,814	0.004
Old Mutual Asset Managers (Namibia) (Pty) Ltd	Old Mutual Asset Managers (Namibia) Ltd (managed fund client assets)	1,359,829	0.092
Old Mutual Asset Managers (Bermuda) Ltd	Old Mutual Global Asset Funds	3,127,572	0.213
Old Mutual Asset Managers (Bermuda) Ltd	Old Mutual South Africa Equity Trust Limited	5,074,993	0.345
Old Mutual Asset Managers (Bermuda) Ltd	Old Mutual South African Trust Plc	573,531	0.039
Mutual & Federal Limted	Mutual & Federal Limited	2,638,607	0.179
Quantative Asset Management	Nedcor Bank Nominees Limited	3,505,628	0.238
Quantative Asset Management	Standard Bank Nominees Limited	89,137	0.006
NIB Securities	Marser Securities Nominees (Pty) Ltd	56,167	0.004
Franklin Templeton/NIB Investments	Nedcor Bank Nominees Limited	3,708,136	0.252
Syfrets Securities	Syfrets Securities Nominees Ltd	7,551	0.001

NIB Multi-Manager	Standard Bank Nominees Limited	379,422	0.026
Quaystone Ltd	ABSA Nominees Limited	238,727	0.016
Quaystone Ltd	Nedcor Bank Nominees Limited	204,817	0.014
Quaystone Ltd	Standard Bank Nominees (Transvaal) (Pty) Limited	1,501,097	0.102
Acadian Asset Management	Clients of Acadian Asset Management	960,730	0.065
	Total	132,805,574	9.03%

Anglo American plc

Pursuant to the above-named Company's Share Option Schemes options over

- 118,100 Ordinary Shares of US$0.50 each under the Anglo American Corporation of South Africa Limited Executive Share Incentive Scheme;
- 42,912 Ordinary Shares of US$0.50 each under the Anglo American plc Inland Revenue Approved Executive Share Option Scheme;
- 107,988 Ordinary Shares of US$0.50 each under the Anglo American plc Executive Share Option Scheme; and
- 6,897 Ordinary Shares of US$0.50 each under the Anglo American plc SAYE scheme

have been exercised. Accordingly, applications have been made to The UK Listing Authority for these shares to be admitted to the Official List and to the London Stock Exchange for these shares to be admitted to trading. In addition, applications have been made to the Johannesburg, Botswana and Namibian Stock Exchanges for the Shares to be listed. The Shares will rank *pari passu* with the existing issued Ordinary Shares of the Company.

Copies of this announcement are available from the office of Cazenove & Co. Ltd for the period of 2 business days from the date hereof.

N Jordan
Company Secretary

24 June 2003

END.

Anglo American plc

Pursuant to the above-named Company's Share Option Schemes options over

- 118,100 Ordinary Shares of US$0.50 each under the Anglo American Corporation of South Africa Limited Executive Share Incentive Scheme;
- 42,912 Ordinary Shares of US$0.50 each under the Anglo American plc Inland Revenue Approved Executive Share Option Scheme;
- 107,988 Ordinary Shares of US$0.50 each under the Anglo American plc Executive Share Option Scheme; and
- 6,897 Ordinary Shares of US$0.50 each under the Anglo American plc SAYE scheme

have been exercised. Accordingly, applications have been made to The UK Listing Authority for these shares to be admitted to the Official List and to the London Stock Exchange for these shares to be admitted to trading. In addition, applications have been made to the Johannesburg, Botswana and Namibian Stock Exchanges for the Shares to be listed. The Shares will rank *pari passu* with the existing issued Ordinary Shares of the Company.

Copies of this announcement are available from the office of Cazenove & Co. Ltd for the period of 2 business days from the date hereof.

N Jordan
Company Secretary

24 June 2003

END.

Anglo American plc

Pursuant to the above-named Company's Share Option Schemes options over

- 118,100 Ordinary Shares of US$0.50 each under the Anglo American Corporation of South Africa Limited Executive Share Incentive Scheme;
- 42,912 Ordinary Shares of US$0.50 each under the Anglo American plc Inland Revenue Approved Executive Share Option Scheme;
- 107,988 Ordinary Shares of US$0.50 each under the Anglo American plc Executive Share Option Scheme; and
- 6,897 Ordinary Shares of US$0.50 each under the Anglo American plc SAYE scheme

have been exercised. Accordingly, applications have been made to The UK Listing Authority for these shares to be admitted to the Official List and to the London Stock Exchange for these shares to be admitted to trading. In addition, applications have been made to the Johannesburg, Botswana and Namibian Stock Exchanges for the Shares to be listed. The Shares will rank *pari passu* with the existing issued Ordinary Shares of the Company.

Copies of this announcement are available from the office of Cazenove & Co. Ltd for the period of 2 business days from the date hereof.

N Jordan
Company Secretary

24 June 2003

END.

Anglo American plc

Pursuant to the above-named Company's Share Option Schemes options over

- 118,100 Ordinary Shares of US$0.50 each under the Anglo American Corporation of South Africa Limited Executive Share Incentive Scheme;
- 42,912 Ordinary Shares of US$0.50 each under the Anglo American plc Inland Revenue Approved Executive Share Option Scheme;
- 107,988 Ordinary Shares of US$0.50 each under the Anglo American plc Executive Share Option Scheme; and
- 6,897 Ordinary Shares of US$0.50 each under the Anglo American plc SAYE scheme

have been exercised. Accordingly, applications have been made to The UK Listing Authority for these shares to be admitted to the Official List and to the London Stock Exchange for these shares to be admitted to trading. In addition, applications have been made to the Johannesburg, Botswana and Namibian Stock Exchanges for the Shares to be listed. The Shares will rank *pari passu* with the existing issued Ordinary Shares of the Company.

Copies of this announcement are available from the office of Cazenove & Co. Ltd for the period of 2 business days from the date hereof.

N Jordan
Company Secretary

24 June 2003

END.

Anglo American plc

Pursuant to the above-named Company's Share Option Schemes options over

- 118,100 Ordinary Shares of US$0.50 each under the Anglo American Corporation of South Africa Limited Executive Share Incentive Scheme;
- 42,912 Ordinary Shares of US$0.50 each under the Anglo American plc Inland Revenue Approved Executive Share Option Scheme;
- 107,988 Ordinary Shares of US$0.50 each under the Anglo American plc Executive Share Option Scheme; and
- 6,897 Ordinary Shares of US$0.50 each under the Anglo American plc SAYE scheme

have been exercised. Accordingly, applications have been made to The UK Listing Authority for these shares to be admitted to the Official List and to the London Stock Exchange for these shares to be admitted to trading. In addition, applications have been made to the Johannesburg, Botswana and Namibian Stock Exchanges for the Shares to be listed. The Shares will rank *pari passu* with the existing issued Ordinary Shares of the Company.

Copies of this announcement are available from the office of Cazenove & Co. Ltd for the period of 2 business days from the date hereof.

N Jordan
Company Secretary

24 June 2003

END.

Anglo American plc

Pursuant to the above-named Company's Share Option Schemes options over

- 41,200 Ordinary Shares of US$0.50 each under the Anglo American Corporation of South Africa Limited Executive Share Incentive Scheme;
- 20,616 Ordinary Shares of US$0.50 each under the Anglo American plc Inland Revenue Approved Executive Share Option Scheme;
- 30,384 Ordinary Shares of US$0.50 each under the Anglo American plc Executive Share Option Scheme; and
- 819 Ordinary Shares of US$0.50 each under the Anglo American plc SAYE scheme

have been exercised. Accordingly, applications have been made to The UK Listing Authority for these shares to be admitted to the Official List and to the London Stock Exchange for these shares to be admitted to trading. In addition, applications have been made to the Johannesburg, Botswana and Namibian Stock Exchanges for the Shares to be listed. The Shares will rank *pari passu* with the existing issued Ordinary Shares of the Company.

Copies of this announcement are available from the office of Cazenove & Co. Ltd for the period of 2 business days from the date hereof.

N Jordan
Company Secretary

22 May 2003

END.

Anglo American plc

Pursuant to the above-named Company's Share Option Schemes options over

- 41,200 Ordinary Shares of US$0.50 each under the Anglo American Corporation of South Africa Limited Executive Share Incentive Scheme;
- 20,616 Ordinary Shares of US$0.50 each under the Anglo American plc Inland Revenue Approved Executive Share Option Scheme;
- 30,384 Ordinary Shares of US$0.50 each under the Anglo American plc Executive Share Option Scheme; and
- 819 Ordinary Shares of US$0.50 each under the Anglo American plc SAYE scheme

have been exercised. Accordingly, applications have been made to The UK Listing Authority for these shares to be admitted to the Official List and to the London Stock Exchange for these shares to be admitted to trading. In addition, applications have been made to the Johannesburg, Botswana and Namibian Stock Exchanges for the Shares to be listed. The Shares will rank *pari passu* with the existing issued Ordinary Shares of the Company.

Copies of this announcement are available from the office of Cazenove & Co. Ltd for the period of 2 business days from the date hereof.

N Jordan
Company Secretary

22 May 2003

END.

Anglo American plc

Pursuant to the above-named Company's Share Option Schemes options over

- 41,200 Ordinary Shares of US$0.50 each under the Anglo American Corporation of South Africa Limited Executive Share Incentive Scheme;
- 20,616 Ordinary Shares of US$0.50 each under the Anglo American plc Inland Revenue Approved Executive Share Option Scheme;
- 30,384 Ordinary Shares of US$0.50 each under the Anglo American plc Executive Share Option Scheme; and
- 819 Ordinary Shares of US$0.50 each under the Anglo American plc SAYE scheme

have been exercised. Accordingly, applications have been made to The UK Listing Authority for these shares to be admitted to the Official List and to the London Stock Exchange for these shares to be admitted to trading. In addition, applications have been made to the Johannesburg, Botswana and Namibian Stock Exchanges for the Shares to be listed. The Shares will rank *pari passu* with the existing issued Ordinary Shares of the Company.

Copies of this announcement are available from the office of Cazenove & Co. Ltd for the period of 2 business days from the date hereof.

N Jordan
Company Secretary

22 May 2003

END.

Anglo American plc

Pursuant to the above-named Company's Share Option Schemes options over

- 41,200 Ordinary Shares of US$0.50 each under the Anglo American Corporation of South Africa Limited Executive Share Incentive Scheme;
- 20,616 Ordinary Shares of US$0.50 each under the Anglo American plc Inland Revenue Approved Executive Share Option Scheme;
- 30,384 Ordinary Shares of US$0.50 each under the Anglo American plc Executive Share Option Scheme; and
- *819 Ordinary Shares of US$0.50 each under the Anglo American plc SAYE* scheme

have been exercised. Accordingly, applications have been made to The UK Listing Authority for these shares to be admitted to the Official List and to the London Stock Exchange for these shares to be admitted to trading. In addition, applications have been made to the Johannesburg, Botswana and Namibian Stock Exchanges for the Shares to be listed. The Shares will rank *pari passu* with the existing issued Ordinary Shares of the Company.

Copies of this announcement are available from the office of Cazenove & Co. Ltd for the period of 2 business days from the date hereof.

N Jordan
Company Secretary

22 May 2003

END.

Anglo American plc

Pursuant to the above-named Company's Share Option Schemes options over

- 41,200 Ordinary Shares of US$0.50 each under the Anglo American Corporation of South Africa Limited Executive Share Incentive Scheme;
- 20,616 Ordinary Shares of US$0.50 each under the Anglo American plc Inland Revenue Approved Executive Share Option Scheme;
- 30,384 Ordinary Shares of US$0.50 each under the Anglo American plc Executive Share Option Scheme; and
- 819 Ordinary Shares of US$0.50 each under the Anglo American plc SAYE scheme

have been exercised. Accordingly, applications have been made to The UK Listing Authority for these shares to be admitted to the Official List and to the London Stock Exchange for these shares to be admitted to trading. In addition, applications have been made to the Johannesburg, Botswana and Namibian Stock Exchanges for the Shares to be listed. The Shares will rank *pari passu* with the existing issued Ordinary Shares of the Company.

Copies of this announcement are available from the office of Cazenove & Co. Ltd for the period of 2 business days from the date hereof.

N Jordan
Company Secretary

22 May 2003

END.

Anglo American plc

Pursuant to the above-named Company's Share Option Schemes options over

- 41,200 Ordinary Shares of US$0.50 each under the Anglo American Corporation of South Africa Limited Executive Share Incentive Scheme;
- 20,616 Ordinary Shares of US$0.50 each under the Anglo American plc Inland Revenue Approved Executive Share Option Scheme;
- 30,384 Ordinary Shares of US$0.50 each under the Anglo American plc Executive Share Option Scheme; and
- 819 Ordinary Shares of US$0.50 each under the Anglo American plc SAYE scheme

have been exercised. Accordingly, applications have been made to The UK Listing Authority for these shares to be admitted to the Official List and to the London Stock Exchange for these shares to be admitted to trading. In addition, applications have been made to the Johannesburg, Botswana and Namibian Stock Exchanges for the Shares to be listed. The Shares will rank *pari passu* with the existing issued Ordinary Shares of the Company.

Copies of this announcement are available from the office of Cazenove & Co. Ltd for the period of 2 business days from the date hereof.

N Jordan
Company Secretary

22 May 2003

END.